For Immediate Release: December 13, 2002
TSX: CL, NYSE: CLU

Canada Life Responds

Toronto, Ontario - The Board of Directors of Canada Life Financial Corporation (Canada Life™) met today to discuss Manulife Financial Corporation's proposed unsolicited bid to acquire Canada Life's common shares. Following a report of the Special Committee to the Board, and presentations from financial and legal advisors, the Board is of the view that Manulife's proposed offer does not reflect the value of the company.

David A. Nield, Chairman and Chief Executive Officer said that: "Canada Life's Board of Directors is determined to maximize value for the company's shareholders and has directed the Special Committee to bring forward strategic alternatives."

Canada Life expects that it may take several months for the required approvals to be obtained from the regulatory authorities and for shareholders to have the opportunity to respond to this unsolicited take-over bid. Manulife has yet to formalize its bid by mailing its Take-Over Bid Circular to Canada Life's shareholders.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

For further information contact:

Media Inquiries: Ardyth Percy-Robb, Corporate Communications Vice-President, (416) 597-1440, ext 6104, ardyth_percy-robb@canadalife.com	Investor Relations: Brian Lynch, Vice-President, Investor Relations, (416) 597-1440, ext 6693, brian_lynch@canadalife.com